Exhibit 12.1

INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
(Dollars in Millions)	Sep 29, 2018	Sep 30, 2017
Earnings[1]	$18,025	$14,557
Adjustments:
Add - Fixed charges	742	733
Subtract - Capitalized interest	(381)	(212)
Earnings and fixed charges (net of capitalized interest)	$18,386	$15,078

Fixed charges:
Interest[2]	$337	$493
Capitalized interest	381	212
Estimated interest component of rental expense	24	28
Total	$742	$733

Ratio of earnings before taxes and fixed charges, to fixed charges	25x	21x

[1]	After adjustments required by Item 503(d) of Regulation S-K.

[2]	Interest within provision for taxes on the consolidated condensed statements of income is not included.